EXHIBIT “H”

METALLICA RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF METALLICA RESOURCES INC. (THE “CORPORATION”) OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING (THE “MEETING”). It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person’s name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting, or delivered to the chairman on the day of the Meeting or adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

Voting of Proxies

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, or other matters which may properly come before the Meeting. At the time of printing this circular the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Voting By Non-Registered Shareholders

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares owned by a person (a “non-registered holder”) are registered either (a) in the name of an intermediary (an “Intermediary”) that the non-registered holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Management Information Circular and the accompanying Notice of Meeting together with the Form of Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to non-registered holders of common shares.

EXHIBIT “H”

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive Meeting Materials will either:

a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified; or

b)	be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”) which the Intermediary must follow. Typically the non-registered holder will also be given a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the common shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder’s name in the blank space provided. Non-registered holders should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of common shares (“Common Shares”). As of April 28, 2004, the Corporation had issued and outstanding 82,473,385 Common Shares.

The Corporation shall make a list of all persons who are registered holders of Common Shares as of the close of business on May 5, 2004 (the “Record Date”) and the number of Common Shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list.

To the knowledge of the directors and officers of the Corporation, as of the date hereof there are no persons who beneficially own or exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the meeting.

MATTERS TO BE CONSIDERED AT THE MEETING

Election of Directors

The Board of Directors consists of a minimum of three and a maximum of ten directors, to be elected annually. Each director holds office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws. At the meeting, shareholders will be asked to elect six directors. The following sets forth information concerning the six persons (the “Nominees”) nominated by management for election as directors.

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The following table provides the names of the Nominees and information concerning them. The persons named in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected at the next annual meeting of the Corporation, or until his successor is elected or appointed.

			Shares Beneficially
Name & Municipality		Present Occupation if	Owned or Over Which
of Residence	Office Held	Different from Office Held	Control is Exercised(1)
Craig J. Nelsen(3) Centennial, Colorado	Chairman & Director	Executive Vice-President, Gold Fields Ltd., a gold mining company	475,000
Richard J. Hall Centennial, Colorado	President, CEO & Director	—	407,022
Fred H. Lightner Centennial, Colorado	Senior Vice-President, COO & Director	—	145,735
Oliver Lennox-King(4) Toronto, Ontario	Director	Chairman, Southern Cross Resources Inc., a uranium mining company	50,000
J. Alan Spence(2)(3) Toronto, Ontario	Director	President, Spence Resource Management Inc., a mineral resource consulting firm	30,000
Ian A. Shaw(2)(4) Toronto, Ontario	Director	Managing Director, Shaw & Associates, a financial management company services	20,000

(1)	The information as to shares beneficially owned or over which they exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective nominees individually.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Nominating Committee.

All of the Nominees are directors elected at the last annual meeting of the Corporation held June 3, 2003.

IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

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Re-appointment of Auditors

The Board of Directors of the Corporation are recommending the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, to act as the Corporation’s auditors in respect of the year ending December 31, 2004. PricewaterhouseCoopers LLP is the successor firm to Coopers & Lybrand, Chartered Accountants, which firm was first appointed as the Corporation’s auditors at the annual and special meeting of shareholders held on June 18, 1998. At the meeting, shareholders will be asked to consider and, if thought fit, approve the re-appointment of PricewaterhouseCoopers LLP as the auditors of the Corporation for the ensuing year. Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation, and to authorize the directors to fix their remuneration.

EXECUTIVE COMPENSATION

During the year ended December 31, 2003, the Corporation had three executive officers and seven directors.

Summary Compensation Table

The following table, presented in accordance with the Regulations to the Securities Act (Ontario), sets forth all compensation in respect of the Chairman and Chief Executive Officer of the Corporation, as well as other executive officers who are reportable based on salary and bonus earned during the year ended December 31, 2003 (the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

				Long-Term
				Compensation
		Annual Compensation		Awards
				Securities Under	All other
		Salary	Bonus	Options Granted	Compensation
Name and Principal Position	Year	(US$)	(US$)	(#)	(US$)
Richard J. Hall	2003	$121,000	Nil	200,000	$6,050	(1)
President & CEO	2002	$116,533	$55,000	Nil	$5,808	(1)
	2001	$110,000	Nil	75,000	$5,250	(1)
Fred H. Lightner	2003	$115,500	Nil	175,000	$5,775	(1)
Senior VP & COO	2002	$110,950	$52,500	Nil	$5,548	(1)
	2001	$105,000	Nil	75,000	$5,250	(1)
Bradley J. Blacketor	2003	$104,500	Nil	150,000	$5,225	(1)
VP, CFO & Secretary	2002	$100,384	$47,500	87,500	$5,019	(1)
	2001	$95,000	Nil	75,000	$4,750	(1)

(1)	Contributions to 401(k) retirement plan.

The Corporation does not have any long-term incentive plans, and has not granted any stock appreciation rights.

EXHIBIT “H”

Grants and Exercises of Options

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR

		% of Total		Market Value of
	Securities	Options		Securities
	Under	Granted to		Underlying
	Options	Employees in	Exercise or Base	Options on the
	Granted	Financial	Price	Date of Grant
Name	(#)	Year	(Cdn$/Security)	(Cdn$/Security)	Expiration Date
Richard J. Hall,	200,000	18.0%	$1.32	$1.32	March 12, 2008
President and CEO
Fred H. Lightner,	175,000	13.5%	$1.32	$1.32	March 12, 2008
Senior VP and COO
Bradley J. Blacketor	150,000	11.2%	$1.32	$1.32	March 12, 2008
VP, CFO & Secretary

No options were re-priced during the most recently completed financial year.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY
COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END
OPTION VALUES

	Number of				Value of Unexercised in-the-
	Securities	Aggregate	Number of Unexercised		Money Options at
	Acquired	Value	Options at		December 31, 2003
	on	Realized	December 31, 2003		(Cdn$)
Name	Exercise	(Cdn$)	Exercisable	Unexercisable	Exercisable	Unexercisable
Richard J. Hall	Nil	Nil	441,667	133,333	$615,833	$118,667
President & CEO
Fred H. Lightner	100,000	97,000	447,500	100,000	$565,050	$89,000
Senior VP & COO
Bradley J. Blacketor	150,000	236,000	130,000	112,500	$137,717	$98,083
VP, CFO & Secretary

Pension Plan

The Corporation sponsors a defined contribution tax-deferred retirement plan in accordance with the provisions of section 401(k) of the U.S. Internal Revenue Service Code. This plan is available to all permanent U.S.-based employees. Under the terms of the plan, employees may elect to contribute up to 15% of their salary, subject to statutory dollar limits, and the Corporation will make a matching contribution of 50% up to the first 10% of the employee’s elective contribution. The employee is 100% vested in the employer’s matching contribution after three years of service.

Employment Contracts

The Corporation has entered into employment contracts with all of its Named Executive Officers. The contracts are for two or three-year terms with various expiration dates, but will remain in effect subsequent to the initial term unless a minimum of six-months notice is provided by either party. The contracts provide that in the event

EXHIBIT “H”

that following a Change of Control, as defined, the Corporation terminates the employment of the Named Executive Officer other than for Manifest Cause, as defined, or the Named Executive Officer resigns from his employment for Good Reason, as defined, within six months following a Change of Control, then the Corporation shall pay to the Named Executive Officer a lump sum amount equal to three times the Named Executive Officer’s annual salary currently in effect.

Composition of Compensation Committee

The Corporation’s executive compensation program is administered by its compensation committee. The compensation committee consists of Craig J. Nelsen, Denis M. Marsh and J. Alan Spence. Denis M. Marsh will not be standing for re-election to the Board of Directors.

Compensation Policy

The compensation policy of the Corporation is done from the perspective of ownership. Employees (including executive officers) expect to reap the majority of their income from the appreciation in the value of the Common Shares they hold in the Corporation. Given the low number of employees, the compensation practices are flexible, entrepreneurial and geared to meeting the requirements of the individual and hence securing the best possible talent to run the Corporation. Compensation of officers and employees currently consists of base salary and longer-term incentives in the form of stock options.

Bonuses may be paid for significant and specific achievements that have a strategic impact on the fortunes of the Corporation. The amounts are determined on a judgmental basis after review by the Board of Directors of the contribution of each individual, including the executive officers of the Corporation. Although they may be members of the Board of Directors, the executive officers do not individually make any decisions with respect to their respective salary or bonus. In certain cases, bonuses of certain individuals, other than the executive officers, may be tied to specific criteria put in place at the time of engagement.

The Corporation’s stock option plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees for both past and future performance. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of his/her position with, and contribution to, the Corporation.

The foregoing report is submitted by the Compensation Committee.

Compensation of Directors

The directors are not compensated for their attendance at directors or shareholders meetings. However, at the time of joining the Board of Directors and periodically thereafter, directors are granted incentive stock options, with the intent of providing a long-term ownership perspective on the Corporation. Directors who are not officers are entitled to receive compensation to the extent that they provide services to the Corporation at rates that would be charged by such directors for such services to arm’s length parties. No cash remuneration was paid during the year ended December 31, 2003 to any of the other directors in their capacity as directors, except for reimbursements of out-of-pocket expenses incurred in connection with attendance at such meetings.

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Performance Graph

The following chart compares the total cumulative shareholder return for Cdn$100 invested on December 31, 1998 in common shares of Metallica Resources Inc. with the total return of S&P/TSX Composite (Gold) Index.

EXHIBIT “H”

Indebtedness of Directors and Executive Officers

The following table sets forth information concerning all directors, senior officers or executive officers of the Corporation who are or have been indebted to the Corporation at any time since January 1, 2003. The indebtedness was re-paid to the Corporation in June 2003.

				Financially
		Largest Amount	Amount Outstanding	Assisted Securities
		Outstanding During	as at April 28,	Purchases during
Name and Principal	Involvement of	2003	2004	2003	Security for
Position	Corporation	(US$)	(US$)	(#)	Indebtedness
Richard J. Hall, President, CEO & Director	Loan by Corporation	$100,000	Nil	Nil	Real estate

Statement of Corporate Governance Practices

The fundamental responsibility of the Board of Directors is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

To assist the Board in the implementation of key policies, it delegates some of its responsibilities to committees. The Board has an Audit Committee, composed entirely of outside and unrelated directors, and a Compensation Committee composed entirely of outside and unrelated directors.

The Corporation has a Chairman of the Board of Directors who is an outside director. The fundamental responsibilities of the Chairman of the Board are to ensure that the responsibilities of the Board are well understood the Board are to ensure that the responsibilities of the Board are well understood by both the Board and management corporate governance guidelines (the “Guidelines”) of the Toronto Stock Exchange, and the Corporation’s alignment with them.

Interest of Insiders in Material Transactions

Except as otherwise disclosed herein, no insider of the Corporation has any interest in any material transactions involving the Corporation.

* * * * * * * *

The contents and sending of this Information Circular have been approved by the Directors of the Corporation.

DATED as of the 28th day of April, 2004.

By Order of the Board
/s/ Richard J. Hall

Richard J. Hall

President and Chief Executive Officer

EXHIBIT “H”

APPENDIX “A” TO THE MANAGEMENT PROXY CIRCULAR
OF METALLICA RESOURCES INC. DATED APRIL 28, 2004

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the “TSX”) requires every listed company incorporated in Canada to disclose, on an annual basis, its approach to corporate governance in a “Statement of Corporate Governance Practices”. Section 473 of the TSX Corporation Manual (the “Manual”) requires that this statement constitute a complete description of a company’s system of corporate governance, with specific reference to each of the fourteen principal guidelines set out in section 474 of the Manual. In turn, section 475 of the Manual requires that this disclosure be complete. Accordingly, where a company’s system differs from those guidelines, or to the extent that the guidelines do not apply to a company’s system, the statement must explain any difference or inapplicability.

The following report by the Board of Directors describes the corporate governance practices of Metallica Resources Inc. (the “Corporation”) as compared to the TSX’s Guidelines on Corporate Governance.

Does the
Corporation
TSX Guidelines	Align?	The Corporation’s Practice
(1)	The Board of Directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:	Yes	The Board of Directors (the “Board”) has the responsibility to manage or supervise the management of the business and affairs of the Corporation. The Board selects and appoints the Corporation’s President and CEO and, through him, other officers and senior management to whom the Board delegates certain of its power of management. The Board approves strategy, sets targets, performance standards and policies to guide them; monitors and advises management; sets their compensation and, if necessary, replaces them.

To assist the Board in the implementation of key policies, it delegates some of its responsibility to committees. The Board reviews and approves the structure, mandate and composition of its committees. It also receives and reviews periodic reports of the activities and findings of those committees.

(a)	adoption of a strategic planning process;	Yes	Strategic planning is at the forefront of deliberations at meetings of the Board. Management is responsible for the development of overall corporate strategies. These strategies are under constant review by the Board and senior management.

Throughout the year, the Board reviews management’s and the Corporation’s performance against approved business plans and policies. The Board also reviews and approves specific proposals for all major capital expenditures, checking for consistency

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Does the
Corporation
TSX Guidelines		Align?	The Corporation’s Practice
with budgets and strategic plans, and deals with a large number of individual issues and situations requiring decisions by the Corporation, such as acquisitions, investments and divestitures.

(b)	the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks;	yes	The Board ensures that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of the Corporation’s business. Management reports regularly to the Board in relation to principal risks which potentially affect the Corporation’s business activities.

(c)	succession planning, including appointing, training and monitoring senior management;	yes	The Board reviews management succession plans as and when required and, where necessary, initiates and supervises searches for replacement candidates. It also sets objectives for, and reviews the performance of, the senior officers of the Corporation and approves their appointments and compensation.

(d)	a communications policy for the corporation; and	yes	The Board has adopted a policy whereby all public disclosure documents, including quarterly and annual reports on the performance of the Corporation, are circulated to the members of the Board for review prior to release to the public. The Board seeks to ensure that the Corporation communicates effectively with its shareholders and other stakeholders. The Board has procedures in place to ensure effective communication between the Corporation, its shareholders, respective investors and the public, including the dissemination of information on a regular and timely basis. Each of the President & CEO, the Senior Vice-President & COO, and the Secretary & CFO has dedicated a portion of his time to communicating with shareholders and prospective investors. Through its officers, the Corporation responds to questions and provides information to individual shareholders, institutional investors, financial analysts and the media. Information is also widely available at the Corporation’s website located at www.metal-res.com.

(e)	the integrity of the corporation’s internal control and management information systems.	yes	The Board ensures that mechanisms are in place to guide the organization in its activities. The Board reviews and approves a broad range of internal control and management systems, including expenditure approvals and financial controls. Management is required by the Board

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Does the
Corporation
TSX Guidelines		Align?	The Corporation’s Practice
to comply with legal and regulatory requirements with respect to all of the Corporation’s activities.

(2)	The Board of Directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the Board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors.	yes	The Board currently consists of seven individuals, of which five are unrelated. Six directors are being proposed for election at the upcoming meeting of shareholders, of whom four are unrelated.

The Corporation does not have a significant shareholder. The shares are widely dispersed amongst both institutional and individual investors.

(3)	The application of the definition of “unrelated director” to the circumstances of each individual director should be the responsibility of the Board which will be required to disclose on an annual basis whether the Board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the Board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The	yes	As indicated above, five current and four proposed directors are considered by the Board to be unrelated directors. In making that determination, the Board has considered all business or other relationships which each director has with the Corporation and, with respect to the directors the Board has determined to be unrelated, has concluded that such business or other relationships, where they exist, could not reasonably be perceived to materially interfere with each director’s ability to act in the best interest of the Corporation.

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Does the
Corporation
TSX Guidelines		Align?	The Corporation’s Practice
Board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

(4)	The Board of Directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	yes	The Board has appointed a Nominating Committee, comprised exclusively of outside and unrelated directors, with responsibility for proposing to the Board new nominees to the Board and assessing directors on an ongoing basis.

(5)	Every Board of Directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	yes	The Board has appointed a Nominating Committee charged with the responsibility of assessing, on an annual basis, the effectiveness of the Board as a whole and the contribution of individual directors.

(6)	Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board.	yes	New directors are provided with a comprehensive information package on the Corporation and its management and are fully briefed by senior management on the corporate organization and key current issues.

(7)	Every Board of Directors shall examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	yes	The Board, with the Chairman of the Board, monitors the size of the Board to ensure effective decision-making. The directors have proposed six nominees for the position of director in the upcoming year.

(8)	The Board of Directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	yes	The adequacy and form of director compensation are reviewed on an annual basis by the Board. In addition to directors’ responsibilities and time commitment, this review also takes into account peer companies’ director remuneration.

(9)	Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some Board committees, such as the executive committee, may include one or more	yes	Each of the Audit Committee and the Compensation Committee is composed entirely of outside and unrelated directors.

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Does the
Corporation
TSX Guidelines		Align?	The Corporation’s Practice
inside directors.

(10)	Every Board of Directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues. This committee would, amongst other things, be responsible for the corporation’s response to these governance guidelines.	yes	The Board assumes responsibility for the Corporation’s approach to all matters of corporate governance, including the Corporation’s response to the TSX Guidelines.

(11)	The Board of Directors, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the Board should approve or develop the corporate objectives which the CEO is responsible for meeting.	yes	The Board has plenary power to manage and supervise the management of the business and affairs.
The Board has established and approved the duties and responsibilities that have been delegated to senior management.
The CEO’s position description is reviewed by the Board on an ongoing basis. Annual objectives for the Corporation and the CEO are developed jointly by the Board and the CEO. The attainment of these objectives is reviewed by all directors. The CEO is also responsible and accountable for pursuing the strategic goals which are considered and adopted by the Board at its annual strategy meetings.

Management is required to seek the Board’s approval for any major transaction. The Board would be required to give prior approval to any action that would lead to a material change in the nature of the business and affairs of the Corporation.

(12)	Every Board of Directors should have in place appropriate structures and procedures to ensure that the Board can function independently of management. An appropriate structure would be to (i) appoint a chair of the Board who is not a member of management with responsibility to ensure the Board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the Board or to a director, sometimes referred to as the “lead director”. Appropriate procedures may involve the	yes	The Board has appointed Craig J. Nelsen, who has not been a member of management for more than three years and is unrelated, as its Chairman. One of his principal responsibilities is to oversee the Board processes so that it operates efficiently and effectively in carrying out its duties and to act as a liaison between the Board and management.

The Board has established a policy of having the outside directors conduct a private session independent of management as part of each Board meeting.

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Does the
Corporation
TSX Guidelines		Align?	The Corporation’s Practice
Board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the Board’s relationship to management to a committee of the Board.

(13)	The audit committee of every Board of Directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	yes	The Audit Committee, consisting entirely of outside and unrelated directors, meets regularly with the Corporation’s financial management team, and with the external auditors without management present, to satisfy itself and the Board that shareholders receive timely and accurate reports on the financial status of the Corporation and that the Corporation’s system of internal controls is working satisfactorily. In doing so, it draws on the resources and expertise of the Corporation’s financial management team, as well as those of the external auditors. It reviews and reports to the Board regularly on matters involving internal controls, environmental provisions, financial reporting and disclosure.

(14)	The Board of Directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.	yes	Individual directors may engage outside advisors with the authorization of the Board.